Exhibit 99.1

BEST Inc. Announces Wind Down of BEST Store+ and Management Change to Increase Focus on Core Businesses

HANGZHOU, China, Nov. 15, 2020 — BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, today announced that it will begin to wind down its BEST Store+ (“Store+”) business.

The Company believes that by phasing out Store+, it can eliminate the significant cashflow requirements associated with this early stage business, allowing the Company to further prioritize capital allocation towards its core businesses.

The Company expects to cease all operations of Store+ by the end of the year except for the self-operated WoWo convenience stores, which the Company plans to continue running while evaluating various strategic options. The online merchandise sourcing and store management platform will be handed over to independent third parties for continued operations.

“Store+ provided a creative solution for last-mile delivery and empowered many small merchants to participate in online-to-offline commerce,” said Johnny Chou, Chairman and Chief Executive Officer of BEST Inc. “Over the past several quarters, Store+ has been making encouraging progress in reducing losses. However, as we continue to deploy capital towards our core businesses in order to strengthen our position in the increasingly competitive market environment, we concluded that phasing out Store+ is in the best interest of our Company as a whole and in line with our commitment to sustainable profitability and enhancing shareholder value.”

In addition, the Company announced a management change to BEST Express. Effective as of the date of this announcement, Mr. Shaohua Zhou will cease his role as Senior Vice President, General Manager of BEST Express, and take up a new role as special assistant to Mr. Johnny Chou. Mr. Xiaoqing Wang will assume the position of Vice President, General Manager of BEST Express.

Prior to taking up the new role, Mr. Wang had been General Manager of BEST’s Jiangsu province branch since 2009, spearheading BEST Express and other service lines in Jiangsu province, China. From 2004 to 2009, Mr. Wang was senior sales manager of the Nanjing branch of UTStarcom China. Mr. Wang received a bachelor’s degree in economics and management from Nanjing Agricultural University and an EMBA degree from the University of Texas.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST’s strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST’s goals and strategies; BEST’s future business development, results of operations and financial condition; BEST ‘s ability to maintain and enhance its ecosystem; BEST ‘s ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About BEST Inc.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including express and freight delivery, supply chain management and last-mile services, truckload service brokerage, international logistics and financial services. BEST’s mission is to create a smarter, more efficient supply chain in the new retail era by leveraging technology and business model innovation. For more information, please visit: http://www.best-inc.com/en/.

Investor and Media Contacts

BEST Inc.

Investor Relations Team

E-mail: ir@best-inc.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: best@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: best@tpg-ir.com